Filed pursuant to Rule 433

March 8, 2016

Relating to

Preliminary Prospectus Supplement dated March 8, 2016 to

Prospectus dated September 30, 2013

Registration Statement No. 333-191462-05

Duke Energy Carolinas, LLC
First and Refunding Mortgage Bonds,

$500,000,000 2.500% Series due 2023

$500,000,000 3.875% Series due 2046

Pricing Term Sheet

Issuer:	Duke Energy Carolinas, LLC

Trade Date:	March 8, 2016

Settlement Date:	March 11, 2016; T+3

Ratings (Moody’s/S&P/Fitch)*:	(Aa2/A/AA-) (Stable/Negative/Stable)

Security Description:	First and Refunding Mortgage Bonds, 2.500% Series due 2023 (the “2023 Bonds”)	First and Refunding Mortgage Bonds, 3.875% Series due 2046 (the “2046 Bonds”)

Interest Payment Dates:	March 15 and September 15, beginning on September 15, 2016	March 15 and September 15, beginning on September 15, 2016

Principal Amount:	$500,000,000	$500,000,000

Maturity Date:	March 15, 2023	March 15, 2046

Price to Public:	99.961% per Bond, plus accrued interest, if any, from March 11, 2016	99.647% per Bond, plus accrued interest, if any, from March 11, 2016

Coupon:	2.500%	3.875%

Benchmark Treasury:	1.500% due February 28, 2023	3.000% due November 15, 2045

Benchmark Treasury Price:	99-03+	107-22

Benchmark Treasury Yield:	1.636%	2.625%

Spread to Benchmark Treasury:	+87 bps	+127 bps

Yield to Maturity:	2.506%	3.895%

Redemption Provisions/ Make-Whole Call:

At any time before January 15, 2023 (which is the date that is two months prior to maturity of the 2023 Mortgage Bonds (the “2023 Par Call Date”)), redeemable at the Treasury Rate + 15 bps. At any time on or after the 2023 Par Call Date, redeemable at par.

At any time before September 15, 2045 (which is the date that is six months prior to maturity of the 2046 Mortgage Bonds (the “2046 Par Call Date”)), redeemable at the Treasury Rate + 20 bps. At any time on or after the 2046 Par Call Date, redeemable at par.

CUSIP / ISIN:	26442C AQ7 / US26442CAQ78	26442C AR5 / US26442CAR51

Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. RBC Capital Markets, LLC TD Securities (USA) LLC UBS Securities LLC

Co-Managers:	CIBC World Markets Corp. Credit Agricole Securities (USA) Inc. HSBC Securities (USA) Inc. Santander Investment Securities Inc.

Junior Co-Managers:	Apto Partners, LLC Blaylock Beal Van, LLC Lebenthal & Co., LLC Mischler Financial Group, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll free at (800) 854-5674, Citigroup Global Markets Inc. toll free at (800) 831-9146, RBC Capital Markets, LLC toll free at (866) 375-6829, TD Securities (USA) LLC toll free at (855) 495-9846, and UBS Securities LLC toll-free at  (877) 827-7275.